UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 ________________________

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER
 ________________________

Commission File Number: 000-25053

WESTMOUNTAIN COMPANY
(Exact Name if Business Issuer as specified in its Charter)

Colorado	0-53030	26-1315305
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

3463 Magic Drive, Suite 120
San Antonio, TX 78229

(Address of principal executive offices, including zip code)

(210) 767-2727
(Registrant's telephone number including area code)

1001-A E. Harmony Road, #366, Fort Collins, Colorado 80525

(Former Address, if Changed Since the Last Report)

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS
REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED, AND YOU ARE
 REQUESTED NOT TO SEND THE COMPANY A PROXY.

WESTMOUNTAIN COMPANY
3463 Magic Drive, Suite 120
San Antonio, Texas 78229
(210) 767-2727

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about March 23, 2018, to the holders of record at the close of business on March 19 , 2018 (the "Record Date") of shares of the common stock, par value $0.01 per share ("Common Stock") of WestMountain Company, a Colorado  corporation (the "Company"), in connection with the change of control and composition of the board of directors of the Company (the "Board of Directors") as contemplated by that certain Agreement of Merger and Plan of Reorganization, dated March 19, 2018 (the "Merger Agreement"), by and among (i) the Company, (ii) WASM Acquisition Corp., a Colorado corporation and a subsidiary of the Company ("WASM"), and (iii) CytoBioscience, Inc., a Delaware corporation ("CytoBioscience").  Pursuant to the terms of the Merger Agreement, on March 19, 2018 (the "Closing Date"), WASM merged with and into CytoBioscience (the "Merger"), with CytoBioscience surviving the Merger and becoming a wholly-owned subsidiary of the Company.

Except as otherwise indicated by the context, references in this Information Statement to "WestMountain," "we," "us," "our," "our Company," or "the Company" are to the combined business of WestMountain and CytoBioscience and their consolidated subsidiaries.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders.

On the Record Date, 54,382,961 shares of Common Stock were issued and outstanding, with the holders thereof being entitled to cast one vote per share.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On the Closing Date, we entered into the Merger Agreement, pursuant to which all outstanding shares of capital stock of CytoBioscience were cancelled and exchanged for 42,522,598 newly issued shares of common stock of the Company ("Common Stock"). The shares issued to the CytoBioscience shareholders in the Merger constitute approximately 74.44% of the issued and outstanding shares of Common Stock of the Company as of and immediately after the consummation of the Merger. In addition, warrants to purchase 2,040,000 shares of Common Stock of WestMountain ("Warrants") were issued in exchange for all outstanding warrants of CytoBioscience, which were cancelled, and WestMountain assumed 160,000 underwriter warrants consisting of Units to purchase additional shares of Common Stock and Warrants. All of the newly issued shares are subject to a lock-up agreement ("Lock-Up") subject to a leak out schedule which concludes in two years, with limited exceptions for gifts, estate-related transactions and distributions to equity holders of certain entities. In addition, the directors of WestMountain will seek shareholder approval to change the name of the Company to CytoBioscience, Inc.  Additionally, the Merger Agreement provides for the resignation and election of certain directors of the Company, subject to compliance with Section 14(f) of the Exchange Act and the rules of the Securities and Exchange Commission ("SEC") thereunder.  The transactions contemplated by the Merger Agreement, including the change in composition of the Board of Directors of the Company as described herein, will result in a change of control of WestMountain.

Until the Closing Date, Steven Anderson, Brian L. Klemsz, and Joni K. Troska were the officers of WestMountain, and Brian Klemsz was the sole director of WestMountain.  On the Closing Date, Brian L. Klemsz, submitted his resignation from WestMountain's Board of Directors (the "Board") and appointed Shing Leong Hui, Sue Lynn Hui, Paul Castella, Ian Clements, Alan Dean, James Garvin, and Thomas Knott to serve on the Board. The resignation of Brian L. Klemsz, and the appointment of Shing Leong Hui, Sue Lynn Hui, Paul Castella, Ian Clements, Alan Dean, and Thomas Knott will become effective on the 10th day following the filing of the Schedule 14F with the SEC (the "Effective Date"), while the appointment of James R. Garvin became effective at closing.

On the Closing Date, Brian L. Klemsz, Joni K. Troska and Steven Anderson also submitted their resignations as the officers of the Company, and on the same date, the Board appointed Dr. James R. Garvin as the President and Chief Executive Officer of the Company, Dr. Thomas Knott as the Chief Science Officer of the Company, and Henry C. Bourg, CPA, MBA as the Chief Financial Officer of the Company, effective immediately.

At the time of their appointment, the incoming directors had not been directors of WestMountain, did not hold any positions with WestMountain, nor have they been involved in any transactions with WestMountain, nor any of its directors, executive officers, affiliates or associates who are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person's involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows the beneficial ownership of our Common Stock as of March 19, 2018, immediately following the closing of the Merger, held by (i) each person known to us to be the beneficial owner of more than five percent (5%) of our Common and Preferred Stock; (ii) each of our directors; (iii) each of the persons who have been appointed to the Board effective on the 10th day following the mailing of this Information Statement ("nominees"); (iv) each of our executive officers; and (v) all of our directors, Nominees and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held.  Shares of Common Stock subject to options and warrants currently exercisable or which may become exercisable within 60 days of March 19, 2018, are deemed outstanding and beneficially owned by the person holding such options or warrants for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person.  Except as indicated in the footnotes to this table, the persons or entities named have sole voting and investment power with respect to all shares of our Common Stock shown as beneficially owned by them.

The percentages below are based on fully diluted shares of our Common Stock equivalents, assuming a 100% share exchange by WestMountain shareholders, as of March 19, 2018.  Unless otherwise indicated, the principal address of each of the persons below is WestMountain Company, 3463 Magic Drive, Suite 120, San Antonio, Texas 78229.

Executive Officers and Direct	Number of Shares of Common Stock and Preferred Stock Beneficially Owned	Percentage of Ownership(a)

James R. Garvin	0	0.0%
Thomas Knott	183,674	0.34%
Hank Bourg	0	0.0%
Paul Castella	159,265	0.29%
Ian Clements	395,018	0.73%
Alan Dean	78,671	0.28%
Shing Leong Hui (1)	2,373,970	4.29%
Sue Lynn Hui	0	0.0%
All Directors and Officers as a Group (6 persons)	3,263,788	5.89%

All other 5% holders
Buschier S.p.A. (2)	17,769,295	32.67%
Targeted Technology Fund I, II (3)	12,678,181	23.31%
BOCO Investments, LLC (4)	10,505,652	18.97%

*
Excludes shares beneficially owned by Steven Anderson, Brian L. Klemsz, and Joni K. Troska, who are resigning from the Board effective on the tenth day following the mailing of this Information Statement to our stockholders.

(1)       Includes 1,000,000 shares subject to Warrants.

(2)       Buschier S.p.A. is controlled by Dr. Kurt Holzknecht. The address for Buschier is Andreas Hofer Strasse, 13/1, I-39044 Neumarkt, Italy.

(3)       Such shares are held by Targeted Technology Fund I, L.P. and Targeted Technology Fund II, L.P.  The Managing Partner of these partnerships is Paul Castella, who has voting and dispositive control over the securities held by them. The address for these reporting persons is 18618 Tuscany Stone Drive, Suite 100, San Antonio, Texas 78258.

(4)       Based in part on information reported in a Schedule 13D filed on October 28, 2011. Includes 8,050,000 shares held by WestMountain Blue, LLC, and 1,455,652 shares and 1,000,000 shares subject to Warrants held by BOCO Investments, LLC. WestMountain Blue, LLC is controlled by BOCO Investments, LLC. The business address of each of these reporting persons is 262 East Mountain Ave., Fort Collins, Colorado 80524.

All of the stockholders listed above have signed the Lock-Up.

Changes in Control

We are not aware of any person who owns of record, or is known to own beneficially, five percent or more of our outstanding securities of any class, other than as set forth above.   There are no current arrangements which will result in a change in control, other than as described above under "Change of Control and Change of Board of Directors."

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, NOMINEES, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following sets forth information about our directors, nominees and executive officers as of the date of this report:

Name	Age	Position
James R. Garvin, PhD	70	Chief Executive Officer, President, and Director
Thomas Knott, PhD	50	Chief Science Officer and Director
Henry C. Bourg, CPA	56	Chief Financial Officer
Paul Castella, PhD (1)	52	Director
Ian Clements (1)	56	Director
Alan Dean (1)	71	Director
Shing Leong Hui(1)	60	Director
Sue Lynn Hui(1)	42	Director

(1)  Drs. Castella and Knott and Messrs. Clements, Dean and Hui and Ms. Hui will become directors on the tenth day following the mailing of the Information Statement to our stockholders, which such mailing is expected to occur on or about March 22, 2018.  Steven Anderson, Brian L. Klemsz, and Joni K. Troska have resigned from the Board effective as of the tenth day following the mailing of the Information Statement and, accordingly, are excluded from this table and the below disclosures.

James R. Garvin, PhD, Chief Executive Officer, President and Director

James R. Garvin has served as the CEO, President and a Director of CytoBioscience since March 2015. Dr. Garvin has twenty-nine years of experience in working in the biotech sector and finance. His work has been recognized by the French Academy of Science and he was named one of sixteen healthcare innovators in the state of Texas for 2017. As a former investment banker, he has worked on a number of different biotechnology acquisitions, in the US, Europe and in Israel. He has been a board member of a number of companies and currently is on the board of the Zerah Foundation which provides educational opportunities for underprivileged children in India. His international range of experiences and interests has been diverse but this has allowed him to have an outside of the box perspective that has served him well in working with companies and situations over the years.

Dr. Garvin received his PhD in Economic Systems from the University of New Orleans, as well as his Masters in Administration and his BA (Hons) in English and International Relations from the State University of New York, Albany

Thomas Knott, PhD, Chief Science Officer

Thomas Knott, PhD has served as the Chief Science Officer of CytoBioscience since March 2015. Dr. Thomas Knott is an innovative technology driven entrepreneur who founded Cytocentrics CCS GmbH, a high-tech scientific instrumentation and biotech company specializing in the field of ion channel electrophysiology in 2001.  Dr. Knott single-handedly developed the Cytocentrics instrument for ion channel analysis, the CytoPatch™, demonstrating a more complete feature set in patch clamp capabilities than any existing manual patch clamp system (whole cell voltage clamp and current clamp, perforated patch clamp, extracellular and intracellular perfusion, temperature control, fast ligand gated ion channels, mechano-stimulation, GLP, and network capability). He has worked with three Nobel Prize winning teams.

Henry C. Bourg, CPA, MBA, Chief Financial Officer

Henry C. Bourg, CPA, MBA, has served as the CFO of CytoBioscience since September 2017. Henry Bourg is an accomplished senior finance and accounting professional with over thirty years' experience with start-ups, mid-sized and multi-billion dollar global organizations. He started his career with Ernst & Young in Texas and later in Maryland and New York. While with Ernst & Young, he served primarily financial institution clients such as American General Life Insurance, Capital One and MBNA America Bank. In addition to his public accounting experience, Henry has served in senior finance and accounting roles with the US Government in Europe; The Shaw Group, Chicago Bridge & Iron, and Westinghouse Electric Company in Asia; Inktomi Corporation and Bookham, Inc. (now Oclaro) as well as several technology start-ups in Silicon Valley.  He earned his Bachelor of Science degree in Accounting from Louisiana State University and a Master of Business Administration from Santa Clara University.

Paul Castella, PhD, MBA, Director

Dr. Paul Castella is the co-founder and CEO of Santalis Pharmaceuticals, Inc. a clinical stage drug development company. Santalis is a wholly owned subsidiary of Quintis Ltd., which acquired the business in 2015, along with ViroXis Corporation (which Paul co-founded in 2008). Previously, Paul co-founded and managed a number of other life science businesses, including; CardioSpectra, Inc., which was acquired by Volcano Corporation (NASDAQ: VOLC) in December 2007; Xenotope Diagnostics, Inc., which developed the only FDA approved rapid test for Trichomonas (sold worldwide under the OSOM® brand), the world's most prevalent non-viral sexually transmitted disease; BiO2 Medical, Inc., which developed the Angel® Catheter, the first device indicated for the prevention of pulmonary embolism (PE) in hospitalized patients; and the San Antonio-based Targeted Technology Funds, which focus on early-stage life science investing, including an investment in CytoBioscience.

Paul received his PhD in cell biology and genetics from Cornell University Medical College in Manhattan, his MBA from the University of Texas at San Antonio, a BSc (Hons) in biochemistry the University of London, and has been granted ten US patents.

Ian Clements, MSc., Director

Ian Clements has over 25 years of commercial, corporate and business development experience in the pharmaceutical and biotechnology industries including sales and marketing, medical affairs, product and clinical development, program management as well as commercial, corporate and business development.

Ian is the co-founder and COO of Santalis Pharmaceuticals and the co-founder and former CEO of ViroXis Corporation. Ian served for six years as Head of Commercial Operations and Corporate Development for ILEX Oncology in San Antonio where he established the new Business Development and Medical Affairs departments during the launches of Campath and Clorfarabine. Previously, Ian has served as the Head of Oncology Product Management at Lederle labs in UK, Head of Global Oncology Product Management at the Upjohn company where he managed the global launch of Camptosar and Head of US Oncology Marketing for Novartis, managing their oncology portfolio with over $2 billion in sales and launching 3 oncology products in his tenure.

Ian received his BS (Hons) degree in Genetics from Swansea University, UK and his MS. in Immunology from King's College, London, UK.

Alan Dean, MBA, Director

Alan Dean is a senior technology executive with over 40 years of experience in the technology development industry. He was employed for more than 25 years at Southern Research Institute where he became Vice-President, Commercialization, and was a principal in the first commercial spin-off companies from the Institute. As the co-founder and COO of SBS, one of the subsidiaries in the holding company he co-founded, Alan was responsible for the buyout and integration of Birmingham Polymers, Inc., a Bristol-Myers-Squibb affiliate. SBS was subsequently acquired by Durect Corp. of California in 2001 in a transaction valued at $35 million.  He has been an advisor to, and board member of, numerous technology companies, past and present. Alan is the co-founder and senior managing partner of the Targeted Technology Fund I and II, and was previously a Managing Partner of the Birmingham Technology Venture Fund.

Shing Leong Hui, MBA, Director

Shing Leong Hui has over thirty years' experience in the Electronics Manufacturing Services Industry. He is currently the Chairman of the Supervisory Board of Payer International Technologies GmbH where he has served since June 2002. He is the co-founder of Neutronics Electronic Industries Holding A.G., which has been subsequently acquired by Flex Ltd. (previously known as Flextronics) and was a previous Flextronics board member. Today, he is widely involved with companies which are based in Eastern Europe and China. He has a long association with Cytocentrics and was one of the original investors when it was based in Rostock, Germany.

He has an MBA from the University of Michigan and a B.Sc in Chemical Engineering from the University of Birmingham, UK.

Sue Lynn Hui, Director

Sue Lynn Hui has over six years of European and Asian experience in the Pharmaceuticals, Communications and Technology and Oil and Gas sectors. She has served as an advisory member of Payer since March 2017. She was a Manager in her previous role at A.T Kearney from 2002 to 2007. She is an advisory board member of Payer International Technologies GmbH.

She graduated with First Class Honors in Master of Engineering in Chemical Engineering from Imperial College London, UK.

Family Relationships

Shing Leong Hui and Sue Lynn Hui are father and daughter.

CORPORATE GOVERNANCE

Term of Office

Directors are appointed for a one-year term to hold office until the next annual general meeting of stockholders or until removed from office in accordance with our bylaws. Our officers are appointed by our Board and hold office until removed by our Board.

All officers and directors listed above will remain in office until the next annual meeting of our stockholders, and until their successors have been duly elected and qualified. Our bylaws provide that officers are appointed annually by our Board and each executive officer serves at the discretion of our Board.

Director Independence

We use the definition of "independence" of The NASDAQ Stock Market to make this determination.  NASDAQ Listing Rule 5605(a)(2) provides that an "independent director" is a person other than an officer or employee of the Company or any other individual having a relationship, which, in the opinion of the Company's Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.  The NASDAQ listing rules provide that a director cannot be considered independent if:

●	the director is, or at any time during the past three years was, an employee of the Company;
●
the director or a family member of the director accepted any compensation from the Company in excess of $120,000 during any period of 12 consecutive months within the three years preceding the independence determination (subject to certain exclusions, including, among other things, compensation for board or board committee service);

●	a family member of the director is, or at any time during the past three years was, an executive officer of the company;
●
the director or a family member of the director is a partner in, controlling stockholder of, or an executive officer of an entity to which the Company made, or from which the Company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exclusions);

●
the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three years, any of the executive officers of the Company served on the compensation committee of such other entity; or

●
the director or a family member of the director is a current partner of the Company's outside auditor, or at any time during the past three years was a partner or employee of the Company's outside auditor, and who worked on the Company's audit.

WestMountain's Common Stock is not currently quoted or listed on any national exchange or interdealer quotation system with a requirement that a majority of our board of directors is independent and, therefore, the Company is not subject to any director independence requirements. Under the NASDAQ standards described above, the Company believes that Shing Leong Hui, Sue Lynn Hui, and Alan Dean will be independent directors.

Committees of the Board of Directors

It is the intention of the board of directors to form two standing committees: Audit and Compensation. Actions taken by our committees are reported to the full board. Each of our committees is expected to adopt a charter and each charter will be posted on our website.

Proposed Audit Committee	Proposed Compensation of Committee
Alan Dean*	Shing Leong Hui*
Paul Castella	Ian Clements

* Indicates committee chair

Audit Committee

The Audit Committee as proposed, will consist of two directors, provides assistance to our board in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, financial reporting, internal control and compliance functions of the company. Our audit committee will employ an independent registered public accounting firm to audit the financial statements of the company and perform other assigned duties. Further, the audit committee will provide general oversight with respect to the accounting principles employed in financial reporting and the adequacy of our internal controls. In discharging its responsibilities, our audit committee may rely on the reports, findings and representations of the Company's auditors, legal counsel, and responsible officers. The board has determined that all proposed members of the audit committee are financially literate within the meaning of SEC rules and under the current listing standards of the Nasdaq Capital Market.  The board has not determined if it will have an audit committee financial expert serving on its audit committee.

Compensation Committee

The proposed Compensation Committee, will consist of two directors, establishes executive compensation policies consistent with the company's objectives and stockholder interests. Our compensation committee will also review the performance of our executive officers and establishes, adjust and award compensation, including incentive-based compensation. In addition, our compensation committee generally will be responsible for:

●	establishing and periodically reviewing our compensation philosophy and the adequacy of compensation plans and programs for our directors, executive officers and other employees;

●
overseeing our compensation plans, including the establishment of performance goals under the company's incentive compensation arrangements and the review of performance against those goals in determining incentive award payouts;

●	overseeing our executive employment contracts, special retirement benefits, severance, change in control arrangements and/or similar plans;

●	acting as administrator of any company stock option plans; and

●	overseeing the outside consultant, if any, engaged by the compensation committee.

The Compensation Committee will periodically review the compensation paid to our non-employee directors and the principles upon which their compensation is determined.

Outside consulting firms retained by our Compensation Committee and management also will, if requested, provide assistance to the Compensation Committee in making its compensation-related decisions.

The board does not have a nominating committee. The board has not adopted a policy regarding consideration of any director candidates recommended by shareholders.

Family Relationships

There is one family relationship among our officers and directors, with Shing Leong Hui and Sue Lynn Hui being father and daughter.

Shareholder Communications

The Board of Directors will give appropriate attention to written communications that are submitted by shareholders and will respond as the Board deems appropriate. Absent unusual circumstances or as contemplated by committee charters, the Chairperson of the Board primarily will be responsible for monitoring communications from shareholders and providing copies or summaries of such communications to the other directors as he or she deems appropriate. Shareholders and other interested parties who wish to send communications on any topic to the Board should address such communications to: Chairperson of the Board, c/o CytoBioscience, Inc., 3463 Magic Drive, Suite 120, San Antonio, Texas 78229.

Involvement in Certain Legal Proceedings

To our knowledge, none of our current directors or executive officers has, during the past ten years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
●
had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

●
been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●
been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●
been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●
been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Except as set forth in our discussion below in "Certain Relationships and Related Transactions," none of our directors or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS,
AND DIRECTOR INDEPENDENCE

Related Party Transactions

In April of 2016, Buschier, S.p.A agreed, on behalf of itself and its related or affiliated entities, to forbear from collecting or otherwise enforcing CytoBioscience's then outstanding obligations to those entities.  The initial outstanding obligations consisted of approximately $9,551,922.22 due under the agreements with those entities. In April 2016, Buschier agreed to forgive $4,750,000 of that debt in exchange for CytoBioSscience paying $750,000 cash against the debt and entering into a new note for $4,051,977.22 with the new note being due December of 2016.

In October of 2016, Buschier agreed to accept a $1,000,000 payment and amend the note to $3,172,537.42 with a new due date of June 2017. In June of 2017, the note was amended to have a new due date of August 2017. In August of 2017, the note was amended to reflect a due date of October 2017.  In November of 2017, an agreement was reached between Buschier and CytoBioscience to convert the remaining debt to equity, with a 1.5% rate applied to the debt to determine the total number of shares to exchange, and 5,058,415 shares were then issued to Buschier.

In February of 2017, Targeted Technology Fund II, L.P. ("TTF II"), whose partners include Paul Castella, Ian Clements and Alan Dean who are on the board of directors of the Company, loaned the company $300,000 at a 12% annual interest.

In May of 2017, Targeted General Partner, L.P. ("TGP"), whose partners include Paul Castella, Ian Clements and Alan Dean who are on the board of directors of the Company, loaned the company $400,000 at a 12% annual interest rate.

In June of 2017, TGP loaned the company $300,000 at a 12% annual interest rate.

In February 2018, the three notes (the February 2017 TTF II note, May 2017 TTGP note and June 2017 TGP note) were combined into an interest only $1,362,572.44 Promissory Note which matures in February 2021. On the Closing Date $575,541.00 of the Note was converted into 766,667 shares of CytoBioscience.

In March of 2017, Ian Clements, a Director of the Company, loaned the company $300,000 at 12% annual interest and with a 30% warrant option. That note is still outstanding but has been amended to a 5% Note maturing in February 2021.

In July of 2017, Alan Dean, a director of the Company, loaned the Company $50,000 at 12% annual interest. That note was converted to shares at closing whereby 73,189 were issued (and included in the total shares of beneficial ownership detailed above).

In December of 2017, Ian Clements, a director of the Company, established a line of credit of $200,000 from his personal funds at 12% annual interest.  $200,000 of that line had been used and repaid in full.

Non-Competition Agreements

Our executive officers have signed non-competition agreements, which provide that all inventions become the immediate property of CytoBioscience, Inc. and require invention assignments. The agreements provide that the executive officers will hold proprietary information in the strictest confidence and not use the confidential information for any purpose not expressly authorized by us.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, none of the officers, directors or stockholders of the Company was delinquent in any necessary filings under Section 16(a).
EXECUTIVE COMPENSATION

The following summary compensation table sets forth the total annual compensation paid or accrued by us to or for the account of our principal executive officer during the last completed fiscal year and each other executive officer whose total compensation exceeded $100,000 in either of the last two fiscal years:

SUMMARY COMPENSATION TABLE
Name	Fiscal Year Ended Dec 31,	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
James Garvin, CEO	2017 2016	240,000 210,000	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-	240,000 210,000
Thomas Knott, CSO	2017 2016	200,000 200,000	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-	200,000 200,000
Henry Bourg, CFO (1)	2017	170,833	-0-	-0-	-0-	-0-	-0-	-0-	170,833

Director Compensation

Historically, the non-management Directors of the Company have not received any cash compensation. Commencing June 1, 2018, non-management Directors of the Company will receive a quarterly cash retainer of $2,500 per calendar quarter for their service on the Board of Directors. They also receive reimbursement for out-of-pocket expenses and certain directors have received stock option grants for shares of Company Common Stock as described in the beneficial ownership table in the section titled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."

Outstanding Equity Awards at Fiscal Year-End Table

At December 31, 2017, the Company had no outstanding equity awards.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC's Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 23, 2018	WestMountain Company

	By:	/s/ James R. Garvin
James R. Garvin
Chief Executive Officer